UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Playtika Holding Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

72815L 107

(CUSIP Number)

Alpha Frontier Limited

c/o Giant Investment Co., Ltd.

988 Zhonkai road

Sonjiang District Shanghai, China 200160

86 (21) 3397 9999*8010

Copies to:

Cai Guangliang

988 Zhonkai road

Sonjiang District Shanghai, China 200160

86 (21) 3397 9999*8010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72815L 107	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Playtika Holding UK II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 203,138,656
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 184,260,997

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,138,656
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,992,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described herein in its Schedule TO-I, as filed with the SEC on October 11, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alpha Frontier Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 203,138,656
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 184,260,997

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,138,656
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,992,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described herein in its Schedule TO-I, as filed with the SEC on October 11, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shanghai Cibi Business Information Consultancy Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 205,393,056
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 184,260,997

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,393,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,992,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described herein in its Schedule TO-I, as filed with the SEC on October 11, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shanghai Jukun Network Technology Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 205,393,056
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 184,260,997

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,393,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,992,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described herein in its Schedule TO-I, as filed with the SEC on October 11, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Network Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 77,606,201
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 64,539,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,606,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,992,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described herein in its Schedule TO-I, as filed with the SEC on October 11, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 218,460,256
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 184,260,997

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,460,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,992,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described herein in its Schedule TO-I, as filed with the SEC on October 11, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yuzhu Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 218,460,256
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 184,260,997

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,460,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,992,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described herein in its Schedule TO-I, as filed with the SEC on October 11, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hazlet Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 67,647,395

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,647,395
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,992,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described herein in its Schedule TO-I, as filed with the SEC on October 11, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 10 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Equal Sino Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 67,647,395

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,647,395
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,992,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described herein in its Schedule TO-I, as filed with the SEC on October 11, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 11 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jing Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 67,647,395

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,647,395
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,992,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described herein in its Schedule TO-I, as filed with the SEC on October 11, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 12 of 13 Pages

This Amendment No. 7 supplements and amends the Schedule 13D filed on April 6, 2021, the Schedule 13D/A filed on May 11, 2021, the Schedule 13D/A filed on January 24, 2022, the Schedule 13D/A filed on February 25, 2022, the Schedule 13D/A filed on June 28, 2022, the Schedule 13D/A filed on August 24, 2022 and the Schedule 13D/A filed on August 29, 2022 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Shares”), of Playtika Holding, Inc., a Delaware corporation (the “Issuer” or “Playtika”). This Amendment is being filed to disclose the acceptance by the Company of 27,943,938 Shares tendered by the Reporting Persons pursuant to the Issuer’s previously disclosed tender offer. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 7 is being filed by:

i.	Playtika Holding UK II Limited (“PHUKII”);

ii.	Alpha Frontier Limited (“Alpha”);

iii.	Shanghai Cibi Business Information Consultancy Co., Ltd (“Shanghai Cibi”);

iv.	Shanghai Jukun Network Technology Co., Limited. (“Shanghai Jukun”);

v.	Giant Network Group Co., Limited (“Giant”);

vi.	Giant Investment Co., Limited (“Giant Investment”);

vii.	Yuzhu Shi;

viii.	Hazlet Global Limited (“Hazlet”);

ix.	Equal Sino Limited (“Equal Sino”); and

x.	Jing Shi (each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

Tender Offer Announcement

As announced on a Schedule TO-I filed on October 11, 2022, the Issuer has closed its tender offer (the “Offer”) for the purchase of up to 51,813,472 Shares, at a price of $11.58 per Share (the “Purchase Price”). As disclosed in the Offer to Purchase, the Reporting Persons had agreed to participate in the Offer and to tender at least 211,711,155 Shares in the Offer, subject to withdrawal rights as set forth in the Tender Agreement, including the right to withdraw Shares as may be necessary (i) to result in tendering such Shares as will result in $323 million in gross proceeds payable to the Reporting Persons and (ii) for the Reporting Person to maintain an ownership of 51.7% on a fully-diluted basis, as defined in the Tender Agreement. Prior to completion of the Offer, the Reporting Persons partially exercised its withdrawal rights and ultimately PHUKII tendered 39,858,779 Shares in the Offer. Due to the oversubscription of the Offer, Playtika accepted for purchase on a pro rata basis approximately 70.1% of the Shares properly tendered and not properly withdrawn. As a result, PHUKII had 27,943,938 Shares accepted for purchase in the Offer.

Item 5.	Interests in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

SCHEDULE 13D

CUSIP No. 72815L 107	Page 13 of 13 Pages

As disclosed above, pursuant to the Offer, PHUKII sold 27,943,938 Shares in the offer at the Purchase Price.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2022	PLAYTIKA HOLDING UK II LIMITED

	By:	/s/ Tian Lin
	Name:	Tian Lin
	Title:	Director

	By:	/s/ Yu Du
	Name:	Yu Du
	Title:	Director

ALPHA FRONTIER LIMITED

	By:	/s/ Lu Zhang
	Name:	Lu Zhang
	Title:	Director

SHANGHAI CIBI BUSINESS INFORMATION CONSULTANCY CO., LIMITED

	By:	/s/ Fei Yongjun
	Name:	Fei Yongjun
	Title:	Legal Representative & Authorized Signatory

SHANGHAI JUKUN NETWORK TECHNOLOGY COMPANY LIMITED

	By:	/s/ Fei Yongjun
	Name:	Fei Yongjun
	Title:	Legal Representative & Authorized Signatory

GIANT NETWORK GROUP COMPANY LIMITED

	By:	/s/ Liu Wei
	Name:	Liu Wei
	Title:	Director & Authorized Signatory

GIANT INVESTMENT COMPANY LIMITED

By:	/s/ Shi Yuzhu
Name:	Shi Yuzhu
Title:	Director & Authorized Signatory

SHI YUZHU

/s/ Shi Yuzhu

HAZLET GLOBAL LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

EQUAL SINO LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

JING SHI

/s/ Jing Shi